

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

March 9, 2010

Kevan D. Bloomgren
Chief Financial Officer
Media Sciences International, Inc.
8 Allerman Road
Oakland, NJ 07436

>   **Re: Media Sciences International, Inc.**
>   **Form 10-K for Fiscal Year Ended June 30, 2009**
>   **File No. 1-16053**

Dear Mr. Bloomgren:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3689.

                                        Sincerely,

                                        John Hartz
                                        Senior Assistant Chief
                                        Accountant